Effective as of October 1, 2007

BLACKROCK LIQUIDITY FUNDS

Re:	Custodian Services Fees

Dear Sir/Madam:

This amended and restated letter, effective as of October 1, 2007, constitutes our agreement with respect to compensation to be paid to PFPC Trust Company (“PFPC Trust”) under the terms of an Amended and Restated Custodian Services Agreement dated as of February 11, 2004 between PFPC Trust and BlackRock Liquidity Funds (“you” or the “Fund”), as amended from time to time (the “Agreement”), for services provided on behalf of each of the Fund’s portfolios (the “Portfolios”). Pursuant to the Agreement, and in consideration of the services to be provided to each Portfolio, you will pay PFPC Trust certain fees and out-of-pocket and other charges as set forth below. This letter supercedes all previous fee agreements with respect to the fees set forth herein.

Asset Based Fees for U.S. Securities:

The following fee will be calculated daily based upon the Portfolios’ aggregate average net assets and payable monthly, in the following amounts:

•	.0075% of the Portfolios’ first $400 million of aggregate average net assets;

•	.0050% of the Portfolios’ next $1.6 billion of aggregate average net assets; and

•	.0020% of the Portfolios’ aggregate average net assets over $2 billion.

Transaction Charges for U.S. Securities:

A transaction includes buys, sells, calls, puts, maturities, free deliveries, free receipts, exercised or expired options, opened or closed short sales and the movement for each piece of underlying collateral for a repurchase agreement, etc.

DTC/Fed book entry	$7.00
Paydowns	$4.50
Physical certificate	$10.00
Options contract	$30.00
Repurchase agreement	$10.00
Wires in	$4.70
Wires out	$3.00
Third party foreign exchange	$50.00

Fees and Transaction Charges for Non-U.S. Securities:

Fees and expenses relating to foreign custody, including without limitation market specific asset based fees and transaction fees, are attached hereto as Schedule A. The fees and expenses set forth in Schedule A are in addition to the other fees and expenses set forth in this letter and may be changed by PFPC Trust upon notice to the Fund.

Out-of-Pocket and Other Charges:

PFPC Trust’s out-of-pocket and other charges include, but are not limited to, federal express delivery, data transmissions, deconversion amounts (unless otherwise agreed), reproduction costs, check processing fees, proxy services, tax processing and filing fees, special taxes, SWIFT charges, cost of independent compliance reviews and segregated account charges ($100 per segregated account per month).

Miscellaneous:

With respect to any daily net overdrawn cash balances for a Portfolio, a monthly charge shall be assessed based on 125% of the average federal funds rate for that month. With respect to any net positive cash balances for a Portfolio, a monthly credit will be given for that Portfolio of 85% of the average federal funds rate for that month. With respect only to FedFund, T-Fund, Federal Trust Fund, Treasury Trust Fund, MuniFund, MuniCash, California Money Fund and New York Money Fund Portfolios, if there are residual net credits at the end of each monthly invoice, such credits will carry over to the next month. Any residual net credits existing as of October 31 of each year will be surrendered by the Portfolio.

PFPC Trust has made the following assumptions in preparing this fee letter: (i) trade information will be transmitted electronically to PFPC Trust; and (ii) daily and monthly reports will be accessed via PFPC Trust’s on-line data repository and analytical suite. Any material departure from these assumptions may result in a fee adjustment at the discretion of PFPC Trust.

The fee for the period from the day of the year this fee letter is entered into until the end of that year shall be prorated according to the proportion which such period bears to the full annual period.

Each party hereto is represented by counsel, and no presumptions shall arise favoring any party by virtue of the authorship of any provision of this letter.

If the foregoing accurately sets forth our agreement and you intend to be legally bound hereby, please execute a copy of this letter and return it to us.

Very truly yours,

PFPC TRUST COMPANY

By:
Name:
Title:

Agreed and Accepted:

BLACKROCK LIQUIDITY FUNDS

By:
Name:
Title:

SCHEDULE A

Asset Based Fees and Transaction Charges for Non-U.S. Securities:

The following annual fee schedule will be calculated daily based upon the total gross assets of each portfolio and payable monthly:

	Asset-based fee on average gross assets for non U.S. securities (basis points)	Transaction charges for non U.S. securities (USD)
Argentina	23	75
Australia	4.5	65
Austria	8	70
Belgium	6	70
Botswana	50	150
Brazil - includes local administration	23	80
Canada	25	25
Chile - not including local admin.	25	90
China	30	125
Colombia - not including local admin.	45	110
Czech Republic	36	125
Denmark	5	70
Ecuador	45	125
Egypt	50	150
Euroclear/Cedel-Fixed Interest	2	25
Finland	8	50
France	3.5	55
Germany	3.5	45
Greece	40	130
Hong Kong	6	85
Hungary	50	150
India	60	200
Indonesia	15	80
Ireland	5	50
Israel	25	60
Italy	5	50
Japan	3.5	35
Jordan	45	75
Korea	13	70
Malaysia	9	80
Mexico	7	40
Morocco	50	150

	Asset-based fee on average gross assets for non U.S. securities (basis points)	Transaction charges for non U.S. securities (USD)
Netherlands	5	45
New Zealand	5	60
Norway	5	85
Pakistan	40	150
Peru	50	135
Philippines	12	85
Poland	45	125
Portugal	11	110
Russia (Min Fin Bds only)	45	90
Russian Equities	45	90
Singapore	7	90
South Africa	6	50
Spain	6	85
Sri Lanka	25	75
Sweden	5	60
Switzerland	4	60
Taiwan	18	100
Thailand	12	75
Turkey	20	90
United Kingdom	2	30
Uruguay	40	125
Venezuela	45	125
Zimbabwe	50	150